

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2023

Graham Fleming
Chief Executive Officer
Finance of America Companies Inc.
5830 Granite Parkway,
Suite 400,
Plano, Texas 75024

> **Re: Finance of America Companies Inc.**
> **Registration Statement on Form S-3**
> **Filed August 18, 2023**
> **File No. 333-274081**

Dear Graham Fleming:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: William Golden